mackie designs inc.





annual report
2001

to our shareholders:



Jamie Engen
President &
Chief Executive Officer

The year 2001 was a period of momentous change as Mackie Designs Inc. positioned itself for long-term industry leadership and profitable growth. I firmly believe that Mackie's future prospects are significantly brighter today than they were one year ago.

At the same time, financial performance for the year was not up to our expectations. For the year ended December 31, 2001, we lost $5,329,000 or $0.43 per share. In particular, fourth quarter revenue was constrained by the uncertain economic climate in the United States and Europe.

However, we did not let temporary market weakness slow down our aggressive new product introduction schedule or our corporate infrastructure development programs. We made a significant investment in 2002 and beyond. Quite frankly, that cost us in terms of 2001 profitability – but left us ready to excel in the future.

• **We shipped a new digital hard disk recorder and an active sound reinforcement loudspeaker.** The MDR24/96 is a 24-track hard disk recorder based on our successful HDR24/96 hard disk recorder/editor. Aggressively priced, the MDR24/96 brings digital recording to a new larger audience of project studios and home recordists. Our SA1521 15-inch two-way active speaker fills a competitive gap between our strong-selling SRM450 and larger active models.

But these two products are truly "the tip of the iceberg" in terms of new releases. In the first and second quarters of 2002, we will be shipping our new entry-level DFX Series live-sound mixers; the SDR24/96, an even more affordable hard disk recorder; a top-of-the-line flagship active sound reinforcement system called the SA1232; two extensions to our Active Studio Monitor Series, the HR624 6.75-inch Near Field Monitor and the HRS120 Active Studio Subwoofer; and the DX810e, a digital mixing system for installed sound applications. Numerous other new products are slated for release in the third and fourth quarters.

• **We entered into a distribution partnership with Amoisonic Electronic Co. Ltd. of Xiamen, China.** Amoisonic is truly an electronics powerhouse in the growing Chinese market. Founded in 1981, they manufacture digital video, audio, and consumer telecommunications products with a workforce of over 4,000 – and market their products with a sales force numbering over 3,000. We believe that partnering with a company of Amoisonic's magnitude will dramatically accelerate our success in the quickly expanding Chinese commercial and pro audio markets.

• **We implemented an Enterprise Resource Management IT System that ties together every aspect of our business operations worldwide.** For the first time, all of our major facilities are "on the same page" in terms of accounting, inventory, sales order entry, service, and new product development engineering. Our new IT system supplants multiple outmoded – and wildly dissimilar – programs previously in place. >>>



GREG MACKIE
CHAIRMAN OF THE BOARD

from the chairman of the board

In last year's message I shared with you my plans to put day-to-day operations "...in the hands of Jamie Engen and our Executive Management team."

While our financial performance in 2001 did not meet our high expectations, we enter 2002 better organized, thanks to the broad-reaching initiatives Jamie and his team are putting into place. I believe they are on the right track, especially considering the economic impact of last year's unfortunate world events.

As I had hoped, I've been freed up to concentrate on new product development. During 2001, we got more new products into the R&D pipeline than any previous year at Mackie Designs. My ability to contribute to Engineering has increased in direct proportion to the administrative tasks I have been able to assign to our Executive Management group.

I have also been able to work closely with Amoisonic, our partner in China. This is an exciting opportunity to extend the scope of Mackie manufacturing and marketing.

In short, I remain fully involved in Mackie Designs Inc. In terms of new product introductions, increased market share, and enhanced profitability, I foresee a very successful year ahead.

Sincerely,

Greg C. Mackie
Chairman of the Board

We have also agreed to market and distribute a series of cutting-edge digital signal processing software tools developed by Universal Audio, Inc. of Santa Cruz, California. Universal Audio is a highly respected manufacturer of high-end recording studio signal-processing devices. They have successfully applied advanced physical modeling techniques to create near-identical-sounding software versions of their products. These DSP "plug-ins," along with a hardware accelerator card, are being marketed by Mackie to the enormous installed base of Emagic, Cubase, and Nuendo music software owners.

Yes, 2001 was a difficult year. It could be argued that we made it that way by our strenuous efforts to improve efficiency, diversify our manufacturing base, implement a global IT structure, and continue development of new analog and digital products. But these are also the positive steps necessary to strengthen the foundation of our business.

We are now better organized, leaner, meaner, and better positioned for better top- and bottom-line performance in 2002.

Sincerely,

Jamie Engen
President & Chief Executive Officer
Mackie Designs Inc.

[IN THOUSANDS, EXCEPT PER SHARE DATA]


NET SALES
$76,582
$104,154
$156,340
$207,476
$206,539
0
1997
1998
1999
2000
2001


OPERATING INCOME
$7,126
$8,416
$8,176
$14,971
$(1,400)
0
1997
1998
1999
2000
2001


EARNINGS PER SHARE
$0.41
$0.43
$0.27
$0.49
$(0.43)
1997
1998
1999
2000
2001


INVESTMENT IN R&D
$5,892
$5,094
$7,147
$9,370
$11,878
0
1997
1998
1999
2000
2001


TOTAL ASSETS
$53,372
$118,890
$120,854
$165,198
$153,964
0
1997
1998
1999
2000
2001

It upgrades our whole business process, giving us better information, superior management tools, and vastly improved cost controls. The implementation of this sophisticated Enterprise Resource Management IT System has been an expensive process, but one that I honestly believe is mandatory if we are to realize our goal of being a multinational, multi-brand corporation.

• **We made significant improvements in our manufacturing operations.** Products produced as close as possible to their final market enjoy obvious benefits in profitability and logistics. Our acquisition of Eastern Acoustic Works (Whitinsville, Massachusetts) and RCF (Reggio Emilia, Italy), has given us the global manufacturing capabilities to make this model work. In 2001, our three facilities began to share production of high-volume Mackie branded speaker products. Reduced freight costs and more timely delivery to regional retailers and sound contractors have resulted.

This level of manufacturing coordination would not have been possible without our new worldwide Enterprise Resource Management IT System. It has enabled three geographically separated Engineering and Manufacturing departments to work closely together, sharing common specifications and receiving up-to-the-minute workflow updates.

Our advanced IT system has also allowed us to make major improvements in product quality management – a necessity when producing the same goods in multiple locations. Our ability to measure product quality in new and better ways has resulted in an overall reduced defect rate during 2001. It has also given us the tools to unify our worldwide service programs for the first time.

Another positive aspect of our manufacturing restructuring has been to begin production of selected Mackie products at Amoisonic in China. Product quality and reliability are paramount to our brand image, so we have moved cautiously and deliberately to insure that offshore production meets our exacting standards. Amoisonic's state-of-the-art facilities, meticulous quality control, and willingness to work closely with us have effectively resulted in a "Mackie China" operation of which we're extremely proud. Currently, CFX and DFX Series mixers are being produced at Amoisonic; other existing and future products will follow. We believe that we will enjoy significant increases in profit margins through our collaboration with Amoisonic.

• **We completed our acquisition of Sydec, N.V., a major developer of advanced digital audio technology.** Sydec's engineering team has been responsible for Soundscape, the first PC-compatible multitrack digital audio workstation, now in use in major film and video post-production facilities – as well as our new SDR24/96 hard disk recorder. Besides expanding our high-end digital market share via the established Soundscape product family, we believe that Sydec will significantly reduce our time to market on new digital products for all market segments.

• **We entered into two strategic alliances, each designed to increase our revenue potential.** In conjunction with Emagic, one of the world's premier audio software and hardware innovators, we have developed the Logic Control automated control surface. Optimized for use with Emagic Logic Audio software, Logic Control is initially being sold through Emagic's worldwide distribution network. Formally introduced at the 2002 NAMM tradeshow, Logic Control, initial orders have exceeded expectations of both companies.

Directors & Officers

Gregory C. Mackie
Director
Chairman of the Board

James T. Engen
Director
President & Chief Executive Officer

David M. Tully
Director
President, SMB Corporation
Issaquah, Washington

Raymond B. Ferguson
Director
Consultant
Seattle, Washington

Gregory W. Riker
Director
Consultant
Seattle, Washington

C. Marcus Sorenson
Director
Partner, Alliance Audio Group
Los Alamitos, California

William A. Garrard
Vice President Finance &
Chief Financial Officer
Secretary/Treasurer

R. Wyatt Hyora
Executive Vice President Operations

Laura J. Stutsman
Executive Vice President Marketing

Paul Rice
Executive Vice President Sales

Peter Watts
Vice President Engineering
Woodinville, Washington

Macdonald J. Madden
Vice President Manufacturing
Woodinville, Washington

James J. Thomas
Vice President Information Services

Stace Rudd
Vice President Human Resources

Frank J. Loyko
Vice President Strategic Projects

Will Durfee
Vice President Manufacturing
Whitinsville, Massachusetts

Stephen J. Siegel
Vice President Engineering Acoustics

Jeremy Matthew
Vice President Finance Europe

Subsidiaries*

Mackie Designs Manufacturing Inc.
16220 Wood-Red Road NE
Woodinville, WA 98072, USA
Telephone: 425.487.4333
Fax: 425.487.4337
www.mackie.com

Mackie Designs (Italy) S.p.A.
AVM S.r.L
Via G. Notari 1
42029 San Maurizio
Reggio Emilia, Italy
Telephone: 39 52 22 74 437
Fax: 39 52 23 31 744
www.rcf.it

Mackie Designs (Netherlands) B.V.
Uiverweg 6
1118 DS Luchthaven Schiphol
The Netherlands
Telephone: 31 20 654 40 00
Fax: 31 20 654 00 99

Mackie Designs PLC (dba Mackie UK)
2 Blenheim Court
Hurricane Way
Wickford Essex SS11 8YT, England
Telephone: 44 1268 570 808
Fax: 44 1268 570 809

Mackie Designs (Deutschland) GmbH
Kuhlmannstrasse 7
48282 Emsdetten, Germany
Telephone: 49 2572 96042 0
Fax: 49 2572 96042 10

Mackie Designs France S.A.
Rue de La Guerlande
71880 Chatenoy le Royal, France
Telephone: 33 3 85 46 91 60
Fax: 33 3 85 46 91 61

RCF China Limited
11F. Leader Industrial Ctr.,
Phase 1
188-202 Texaco Road
Tsuen Wan, Hong Kong
Telephone: 852 2522 8844
Fax: 852 2845 9178

Mackie Designs Engineering Services (Belgium) BVBA
B-9100 Sint Niklaas
Industriepark Noord 10
Belgium
Telephone: 32 376 01551
Fax: 32 376 60243

Class A s.r.o
Sokolovska 93
399 01 Milevsko
Czech Republic
Telephone: 420 368 523 202
Fax: 420 368 522 058

Acuma Labs Inc.
560 Johnson Street Suite 320
Victoria B.C.
Canada V8W336C
Telephone: 250.382.7709
Fax: 250.382.7737

SIA Software Company
One Main Street
Whitinsville, MA 01588
Telephone: 508.234.6158
Fax: 508.234.0469

*Excludes inactive subsidiaries and holding companies.

Shareholder Services

You are invited to contact us for a variety of shareholder services or to request more information about Mackie Designs. Following are suggestions on how to contact us:

TRANSFER AGENT

Our transfer agent can help you with a variety of shareholder-related services, including change of address, lost stock certificates, transfer of stock to another person, and other administrative services. Contact Mellon Investor Services at: Shareholder Relations, PO Box 3315, South Hackensack, NJ 07606, USA. Call LLC at 800.522.6645, TDD (for the hearing impaired) 800.231.5469, or visit their website at www.chasemellon.com.

INVESTOR RELATIONS

A copy of the Company's Form 10-K, quarterly news releases and other financial information may be obtained by contacting the Company's investor relations consultants:

Neil G. Berkman and Associates
1900 Avenue of the Stars, Suite 2850
Los Angeles, CA 90067
Telephone: 310.277.5162
Fax: 310.203.9717
E-mail: info@berkmanassociates.com

Please reference Mackie Designs Inc. on all information requests.

COMMON STOCK

Mackie's common stock trades on NASDAQ under the symbol MKIE.

INDEPENDENT AUDITORS

KPMG LLP
Seattle, Washington

CORPORATE COUNSEL

Holland & Knight LLP
Seattle, Washington

If you would like to receive other information about Mackie Designs such as product catalogs or other product information, please call toll-free 800.898.3211 or 425.487.4333, fax a request to 425.487.4337, or send an e-mail to LitRequest@mackie.com.